Exhibit 99.1

For analyst and media enquiries please call Russell Chenu on: (02) 8274 5239
12 December 2008
James Hardie and ATO Settle Audit Dispute
James Hardie and the Australian Taxation Office (ATO) have reached an agreement which finalises tax audits being conducted by the ATO on the company’s Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006 and settles all outstanding issues arising from these tax audits.
James Hardie has previously disclosed that the ATO was auditing the company’s Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006. James Hardie’s tax contingencies are disclosed in the company’s quarterly results information, annual report and annual Form 20-F.
The agreed settlement, made without concessions or admissions of liability by either James Hardie or the ATO, will involve James Hardie paying an amount of A$153 million. The settlement concludes all ATO audit activities up to and including the year ended 31 March 2006. However, the settlement does not include the amended assessment in respect of RCI Pty Ltd for the 1999 financial year. James Hardie’s appeal to contest the ATO’s position on this matter is expected to be heard in the Federal Court of Australia no later than September 2009.
At 30 September 2008, the company had provided A$153 million for uncertain tax positions, at an exchange rate of A$1.00/US$0.8013 (US$122.6 million). Subsequent to 30 September 2008, the company purchased A$153 million at an exchange rate of A$1.00/US$0.6645 (US$101.7 million), as a result of which a foreign exchange gain of US$20.9 million will be realised upon payment of the settlement amount to the ATO.
As part of the release of its second quarter results on 17 November 2008, the company noted the range of analysts’ forecasts for operating profit from continuing operations, excluding asbestos, for the year ending 31 March 2009 of between US$95 million and US$116 million. On the basis that asbestos and ASIC defence costs are excluded from net operating profit, management remains comfortable with the bottom half of this range, but notes that there remains significant uncertainty over the outlook for US housing activity, as economic conditions and markets are severely affecting consumer and business confidence.
Ends

Media/Analyst Enquiries:
Russell Chenu
Chief Financial Officer

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218
Disclaimer
This company statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include:
▪	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

▪	statements regarding tax liabilities and related audits and proceedings;

▪	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission;

▪	expectations concerning indemnification obligations;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

▪	expectations that our credit facilities will be extended or renewed;

▪	expectations concerning dividend payments;

▪	projections of our results of operations or financial condition;

▪	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions dispositions and our products;

▪	statements about our future performance; and

▪	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Key Information – Risk Factors” beginning on page 6 of our Form 20-F filed on July 8, 2008 with the Securities and Exchange Commission, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange rates on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; the concentration of James Hardie’s customer base on large format retail customers, distributors and dealers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the effect of natural disasters and changes in our key management personnel. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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